SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                               AMENDMENT NO. 1 TO
                                    FORM T-3
                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                            FEDERAL-MOGUL CORPORATION
                               (Name of Applicant)

                           26555 Northwestern Highway
                           Southfield, Michigan 48034
                    (Address of principal executive offices)

                              ---------------------

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

      TITLE OF CLASS                                            AMOUNT
 Junior Secured PIK Notes                             Aggregate principal amount
                                                           of $300,000,000

                              ---------------------

Approximate date of proposed public offering: On, or as soon as practicable after, the effective date of the joint plan of reorganization of the Applicant and its subsidiary debtors.

                     Name and address of agent for service:

                             David M. Sherbin, Esq.
              Senior Vice President, General Counsel and Secretary
                            Federal-Mogul Corporation
                           26555 Northwestern Highway
                           Southfield, Michigan 48034
                                 (248) 354-7700

                                 With copies to:

          Kenneth Kansa, Esq.                     Dan L. Rosenbaum, Esq.
    Sidley Austin Brown & Wood LLP           Sonnenschein Nath & Rosenthal LLP
            Bank One Plaza                      1221 Avenue to the Americas
       10 South Dearborn Street                  New York, New York 10020
        Chicago, Illinois 60603                       (212) 768-6700
            (312) 853-7000

                              ---------------------

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to section 307(c) of the Act, may determine upon the written request of the obligor.

                                     GENERAL

ITEM 1.  GENERAL INFORMATION.

     (a)  The Applicant is a corporation.

     (b)  The Applicant is organized under the laws of the State of Michigan.

ITEM 2.  SECURITIES ACT EXEMPTION APPLICABLE.

     The Applicant intends to commence a solicitation (the "SOLICITATION") of acceptances of a proposed joint reorganization plan (the "PLAN") for itself and its respective debtor subsidiaries (as set forth in the Plan) pursuant to Chapter 11 of Title 11 of the United States Code (the "BANKRUPTCY CODE"). The Chapter 11 cases of the Applicant and certain of its subsidiaries are presently pending before the United States Bankruptcy Court for the District of Delaware (the "BANKRUPTCY COURT").

     Pursuant to the Plan, the Applicant intends to issue certain Junior Secured PIK Notes (the "PIK Notes"). The PIK Notes will be issued under an indenture (the "INDENTURE") which is the subject of this application. A copy of the Disclosure Statement relating to the Plan (which includes the Plan as Exhibit A thereto), which Disclosure Statement was approved by an order of the Bankruptcy Court dated June 4, 2004, is attached hereto as Exhibit T3E.

     Under the Plan, on the date on which the Applicant consummates the Plan (the "EFFECTIVE DATE"), or as soon as practicable thereafter, the holders of Allowed Secured Bank Claims (as defined in the Plan) shall receive PIK Notes in partial satisfaction of such claims. The PIK Notes will be due approximately eleven years after the Effective Date. The Applicant anticipates initially issuing $300,000,000 in PIK Notes under the Plan.

     There has not been, nor is there going to be, any sales of PIK Notes by the Applicant by or through an underwriter at or about the same time as the Plan or the offering, exchange and distribution of the PIK Notes. The Applicant has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman or other person for solicitation in connection with any aspect of the Plan.

     The Applicant believes that the issuance of the PIK Notes is exempt from the registration requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT"), and state securities and "blue sky" laws pursuant to Section 1145(a)(1) of Title 11 of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan or reorganization from registration under the Securities Act and under equivalent state securities and "Blue Sky" laws if the following requirements are satisfied: (1) the securities are issued by the debtor (or an affiliate participating in a joint plan with the debtor or the debtor's successor) under a plan or reorganization; (2) the recipients of the securities hold a pre-petition or administrative claim against the debtor or an interest in the debtor; and (3) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Applicant believes that the offer of the PIK Notes under the Solicitation and the exchange of the PIK Notes under the Plan will satisfy the requirements of
Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer is exempt from the registration requirements referred to above.

                                  AFFILIATIONS

ITEM 3.  AFFILIATES.

     Set forth below is a list of all direct and indirect significant subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) of the Applicant as of December 31, 2003 (each a "SUBSIDIARY"). Each Subsidiary is wholly owned, directly or indirectly, by the Applicant. Each Subsidiary will continue its corporate existence unchanged after the Effective Date.



                                        AFFILIATE                                               JURISDICTION OF
                                                                                               INCORPORATION OR
                                                                                                 QUALIFICATION
FIRST LEVEL SUBSIDIARIES:
Federal-Mogul Canada Limited                                                                        Canada
Federal-Mogul Holding Deutschland GmbH                                                              Germany
       SECOND LEVEL SUBSIDIARIES:
       Federal-Mogul SARL                                                                         Switzerland
       Federal-Mogul Burscheid GmbH                                                                 Germany
       Federal-Mogul Wiesbaden Verwaltungs GmbH                                                     Germany
                THIRD LEVEL SUBSIDIARY
                Federal-Mogul Wiesbaden GmbH                                                        Germany
FIRST LEVEL SUBSIDIARIES:
Federal-Mogul World Wide, Inc.                                                                     Michigan
Felt Products Manufacturing Co.                                                                    Delaware
FM International, LLC                                                                              Delaware
       SECOND LEVEL SUBSIDIARIES:
       Federal-Mogul Ignition S.r.l.                                                                 Italy
       Federal-Mogul, S.A.                                                                          France
       Federal-Mogul Holding Italy S.P.A.                                                            Italy
                THIRD LEVEL SUBSIDIARY
                Federal-Mogul Operations Italy S.r.l.                                                Italy
FIRST LEVEL SUBSIDIARY:
Federal-Mogul U.K. Holdings Inc.                                                                   Delaware
       SECOND LEVEL SUBSIDIARY:
       Federal-Mogul Global Inc.                                                                   Delaware
                THIRD LEVEL SUBSIDIARY:
                Federal-Mogul Global B.V.                                                         Netherlands
                         FOURTH LEVEL SUBSIDIARY:
                         Federal-Mogul Growth B.V.                                                Netherlands
                                 FIFTH LEVEL SUBSIDIARY:
                                 Federal-Mogul Global Growth Ltd.                               United Kingdom
                                          SIXTH LEVEL SUBSIDIARY:
                                          T&N Limited                                           United Kingdom
                                                   SEVENTH LEVEL SUBSIDIARIES:
                                                   T&N Holdings Ltd.                            United Kingdom
                                                   AE Limited                                   United Kingdom
                                                       EIGHTH LEVEL SUBSIDIARY:
                                                       T&N Trade Marks Limited                  United Kingdom


       SECOND LEVEL SUBSIDIARY:
       F-M UK Holding Limited                                                                   United Kingdom
                THIRD LEVEL SUBSIDIARIES:
                Federal-Mogul Acquisition Company Ltd.                                          United Kingdom
                T&N Industries Inc.                                                                Delaware
                         FOURTH LEVEL SUBSIDIARIES:
                         Ferodo America, Inc.                                                      Delaware
                         Federal-Mogul Powertrain, Inc.                                            Michigan
                                 FIFTH LEVEL SUBSIDIARY:
                                 Federal-Mogul Piston Rings, Inc.                                  Delaware
FIRST LEVEL SUBSIDIARY:
Federal-Mogul Dutch Holdings Inc.                                                                  Delaware
       SECOND LEVEL SUBSIDIARY:
       Federal-Mogul Holdings B.V.                                                                Netherlands
                THIRD LEVEL SUBSIDIARY:
                Federal-Mogul Investments B.V.                                                    Netherlands
FIRST LEVEL SUBSIDIARY:
Federal-Mogul Ignition Company                                                                     Delaware
       SECOND LEVEL SUBSIDIARIES:
       Federal-Mogul Netherlands B.V.                                                             Netherlands
       Servicios de Componentes Automotrices, S.A.                                                  Mexico
                THIRD LEVEL SUBSIDIARIES:
                Servicios Administrativos Industriales, S.A.                                        Mexico
                Federal-Mogul de Mexico S.A. de C.V.                                                Mexico
FIRST LEVEL SUBSIDIARY:
Federal-Mogul Products, Inc.                                                                       Missouri



     Certain directors and executive officers of the Applicant may be deemed to be "affiliates" of the Applicant by virtue of their positions with the Applicant. See Item 4, "Directors and Executive Officers."

     Certain shareholders of the Applicant as of the Effective Date may be deemed to be "affiliates" of the Applicant by virtue of their security holdings. See Item 5, "Principal Owners of Voting Securities."

                             MANAGEMENT AND CONTROL

ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.

     (a) CURRENT DIRECTORS AND EXECUTIVE OFFICERS. The following table sets forth the names of, and all offices held by, all current executive officers and directors (as defined in Sections 303(5) and 303(6), respectively, of the Trust Indenture Act of 1939 (the "TIA")) of the Applicant. The mailing address for each executive officer and director listed below is c/o Federal-Mogul Corporation, 26555 Northwestern Highway, Southfield, Michigan 48034.


NAME                                          OFFICE(S)
Gerhard Bohm                                  Senior Vice President, Powertrain
David A. Bozynski                             Vice President and Treasurer
Thomas B. Conaghan                            Senior Vice President, Sealing Systems and Systems Protection


Rene L.F. Dalleur                             Senior Vice President, Global Friction Products
John J. Fannon                                Director
Joseph P. Felicelli                           Senior Vice President, Worldwide Aftermarket Operations
Michael P. Gaynor                             Senior Vice President and Chief Information Officer
Charles B. Grant                              Vice President, Corporate Development and Strategic Planning
Ramzi Y. Hermiz                               Vice President, European Aftermarket
Rainer Jueckstock                             Senior Vice President, Global Operations, Powertrain
Paul S. Lewis                                 Director
G. Michael Lynch                              Executive Vice President and Chief Financial Officer
Frank E. Macher                               Director
Robert S. Miller, Jr.                         Chairman, Director and interim Chief Executive Officer
Shirley D. Peterson                           Director
Dale R. Pilger                                Senior Vice President, Global Original Equipment Sales,
                                              Application Engineering and Marketing and Asia Pacific Operations
John C. Pope                                  Director
William G. Quigley III                        Vice President and Corporate Controller
Richard P. Randazzo                           Senior Vice President, Human Resources
Brian L. Ruddy                                Vice President and Managing Director, Asia
Wilhelm A. Schmelzer                          Executive Vice President, Europe, South America and South Africa
David M. Sherbin                              Senior Vice President, General Counsel and Secretary
John L. Tobiczyk                              Vice President, Manufacturing Support
Sir Geoffrey H. Whalen C.B.E.                 Director



     (b) DIRECTORS AND EXECUTIVE OFFICERS AS OF THE EFFECTIVE DATE. It is expected that existing executive officers of the Applicant shall continue to serve in their current capacities after the Effective Date. The individuals who will serve as directors of the Applicant after the Effective Date will be determined prior to the Effective Date. The mailing address after the Effective Date for each executive officer and director of the Applicant will be c/o Federal-Mogul Corporation, 26555 Northwestern Highway, Southfield, Michigan 48034.

ITEM 5.  PRINCIPAL OWNERS OF VOTING SECURITIES.

     (a) VOTING SECURITIES AS OF THE DATE OF THIS APPLICATION. To the best of the Applicant's knowledge and based on reports filed with the Securities and Exchange Commission there are no persons owning 10% or more of the voting securities of the Applicant as of the date of this Application.

     (b) VOTING SECURITIES AS OF THE EFFECTIVE DATE. On the Effective Date, the existing voting securities of the Applicant will be cancelled pursuant to the Plan. The Plan provides that a trust for the benefit of the holders of Asbestos Claims (as defined in the Plan) shall receive

50.1% of the shares of Common Stock to be issued by the Applicant , and the remaining shares shall be distributed pro rata to the holders of Allowed Noteholder Claims (as defined in the Plan). Based solely on documents filed with the Bankruptcy Court, the following persons are expected to own 10% or more of the Applicant's voting securities from and after the Effective Date.


  NAME AND COMPLETE MAILING                                                                      PERCENTAGE OF VOTING
            ADDRESS              TITLE OF CLASS OWNED              AMOUNT OWNED                SECURITIES OWNED

Federal-Mogul Personal Injury    Class B Common Stock              50,100,000                       50.1%
Trust



                                  UNDERWRITERS

ITEM 6.  UNDERWRITERS.

     (a) No person has acted as an underwriter for the Applicant within the past three years.

     (b) No person is acting, or proposed to be acting, as principal underwriter of the PIK Notes proposed to be offered pursuant to the Indenture.

                               CAPITAL SECURITIES

ITEM 7.  CAPITALIZATION.

     (a) AUTHORIZED SECURITIES. The following table sets forth information with respect to each authorized class of securities of the Applicant as of June 15, 2004:


                                                                                                Approximate
Title of Class                                                  Amount Authorized            Amount Outstanding
--------------                                                  -----------------            ------------------
Common Stock, no par value (1)(2)                                     260,000,000                   87,141,007

Series C ESOP Convertible Preferred Stock (1)                           1,000,000                      439,937

Notes due 2004 - 7.5% issued in 1998 (3)                             $250,000,000                 $240,000,000

Notes due 2006 - 7.75% issued in 1998 (3)                            $400,000,000                 $392,000,000

Notes due 2006 - 7.375% issued in 1999 (3)                           $400,000,000                 $395,000,000

Notes due 2009 - 7.5% issued in 1999 (3)                             $600,000,000                 $564,000,000

Notes due 2010 - 7.875% issued in 2010 (3)                           $350,000,000                 $341,000,000

Medium-Term Notes (3)                                                $ 84,000,000                 $ 84,000,000


Senior Notes due 2007 - 8.8% issued 1997 (3)                         $125,000,000                 $103,465,000

7.0% Convertible Junior Subordinated Debentures (4)                  $575,000,000                 $211,000,000


------------------------

(1) All outstanding shares of the Applicant's Common Stock and Preferred Stock will be cancelled pursuant to the Plan and the holders thereof may be entitled to receive warrants to purchase shares of Class A Common Stock of Reorganized Federal-Mogul Corporation (as defined in the Plan), subject to the satisfaction of certain conditions set forth in the Plan.

(2) Each share of Common Stock is accompanied by the right to purchase one one-thousandth of a share of the Applicant's Series F Junior Participating Preferred Stock pursuant to a Rights Agreement dated as of February 24, 1999. Such agreement will be terminated on the Effective Date.

(3) All outstanding Notes, Senior Notes, and Medium-Term Notes will be cancelled pursuant to the Plan and the holders thereof will receive, in the aggregate, 49,900,000 shares of Class A Common Stock issued by Reorganized Federal-Mogul Corporation as provided in the Plan.

(4) Unless a holder affirmatively elects otherwise, all outstanding Debentures will be deemed converted into shares of the Applicant's Common Stock pursuant to the Plan, and may be entitled to receive warrants to purchase shares of Class A Common Stock of the Reorganized Federal-Mogul Corporation, subject to the satisfaction of certain conditions set forth in the Plan.

     (b) VOTING RIGHTS. Except as otherwise required by law or by the Applicant's Articles of Incorporation, each holder of Common Stock shall have one vote for each share of stock held by him or her on all matters to be voted upon by the holders of Common Stock.

     The holders of Series C Preferred Stock shall be entitled to vote on all matters submitted to a vote of the holders of Common Stock, voting together with the holders of Common Stock as one class. Each share of the Series C Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series C Preferred Stock could be converted on the record date for determining the stockholders entitled to vote, rounded to the nearest one-tenth of a vote. Except as otherwise required by law or set forth in the Applicant's Articles of Incorporation, holders of Series C Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock) for the taking of any corporate action; provided, however, that the vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Series C Preferred Stock, voting separately as a series, shall be necessary to adopt any alteration, amendment or repeal of any provision of the Applicant's Articles of Incorporation, if such amendment, alternation or repeal would alter or change the powers, preferences or special rights of the shares of Series C Preferred Stock so as to affect them adversely.

                              INDENTURE SECURITIES

ITEM 8.  ANALYSIS OF INDENTURE PROVISIONS.

     As of the date hereof, a form of Indenture with respect to the PIK Notes has not been agreed to. Certain terms and conditions of the PIK Notes were included as an exhibit to the Plan, substantially as follows:

Issuer............. Reorganized Federal-Mogul Corporation.

Principal Amount... $300,000,000.

Maturity........... Eleven years after the Effective Date.

Interest........... Interest will initially be paid  semi-annually  2.0% in cash and 8.0% through the issuance of additional PIK Notes. After the earlier of the fifth anniversary of the Effective Date or the end of any fiscal quarter in which certain financial targets are achieved, interest will be payable quarterly at the rate of 7.0 % in cash.

Optional Prepayment Prepayable  at  par  any  time  at the  Applicant's  option, subject to the terms of the Applicant's senior debt.

Collateral......... Secured  by liens on all  assets  of the  Applicant  and its
                    domestic   subsidiaries   and  65%  of  stock   in   foreign
                    subsidiaries owned by such entities. Such liens will be junior to the liens securing the Applicant's senior debt, and pari passu with the liens securing certain notes that may be issued to another class of creditors pursuant to the Plan.

Covenants.......... Customary    covenants,    including   without   limitation,
                    restrictions on incurrence of additional debt, liens, acquisitions, dividends, and investments, subject to certain exceptions to be set forth in the definitive documentation.

Defaults........... Customary defaults, including without limitation, nonpayment of principal, interest, fees or other amounts; violation of covenants; cross-default; bankruptcy events; material judgments; and actual or asserted invalidity of any guarantee or security document, or security interest; each as more fully set forth in the definitive documentation.

ITEM 9  OTHER OBLIGORS.

     The Applicant's obligations with respect to the PIK Notes will be guaranteed by each guarantor listed below. The mailing address of each guarantor is c/o Federal-Mogul Corporation, 26555 Northwestern Highway, Southfield, Michigan 48034.

                  Federal-Mogul World Wide, Inc.
                  Federal-Mogul Ignition Company

                  Federal-Mogul Products, Inc.
                  Federal-Mogul U.K. Holdings, Inc.
                  Federal-Mogul Global Inc.
                  Federal-Mogul Dutch Holdings Inc.
                  Felt Products Manufacturing Co.
                  T&N Industries Inc.
                  Federal-Mogul Piston Rings, Inc.
                  Ferodo America, Inc.
                  Federal-Mogul Powertrain, Inc.
                  Carter Automotive Company
                  Federal-Mogul Venture Corporation
                  Federal-Mogul Global Properties, Inc.
                  Federal-Mogul Mystic, Inc.
                  McCord Sealing, Inc.
                  F-M UK Holding Limited


                    CONTENTS OF APPLICATION FOR QUALIFICATION

     This application for qualification comprises:

     (a)       Pages numbered 1 to 10, consecutively.

     (b)       The following exhibits:

Exhibit T3A    Certificate of  Incorporation  of the Applicant,  as in effect on the date of filing.  Incorporated by reference to the Applicant's
               Annual Report on Form 10-K for the year ended December 31, 1999.

Exhibit T3B    Bylaws of the  Applicant,  as in  effect  on the date of  filing.
               Incorporated by reference to the Applicant's Annual Report on Form 10-K for the year ended December 31, 2001.

Exhibit T3C    Form of Indenture, to be dated as of the Effective Date.*

Exhibit T3D    Not applicable.

Exhibit T3E    Disclosure  Statement  for Debtors'  Third  Amended Joint Plan of
               Reorganization (including the Plan which is attached as Exhibit A thereto) (filed herewith).**

Exhibit T3F    Cross  reference  sheet  showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA.*

Exhibit 25.1 Statement of eligibility and qualification of trustee under the Indenture to be qualified.*

*    To be filed by amendment.
**   Previously filed with this Form T-3.

                                   SIGNATURES

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Federal-Mogul Corporation, a corporation organized and existing under the laws of the State of Michigan, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Southfield in the State of Michigan, on July 28, 2004.


                                  FEDERAL-MOGUL CORPORATION


                                  By:      /s/ David M. Sherbin
                                      ---------------------------------
                                      Name:  David M. Sherbin
                                      Title:   Senior Vice President, General
                                               Counsel and Secretary


Attest:   /s/ Dawn E. Ash
       ----------------------